U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


05059666

FORM 11-K


RECEIVED
183
SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2004

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transaction period from ______ to _______.

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

IBERIABANK Corporation Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

As filed on June 28, 2005

Item 1. Financial Statements and Exhibits.

(a) Financial statements (filed in Exhibit 1 hereto):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits with Fund Information

Notes to Financial Statements

Supplementary Schedule:
Schedule of Assets Held for Investment Purposes

(b) Exhibits:

1. Financial statements required by Item 1(a)

2. Consent of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

IBERIABANK CORPORATION TRUSTEES

June 28 2005

By: 
Harry V. Barton, Jr.
Trustee

June 28 2005

By: 
William H. Fenstermaker
Trustee

June 28 2005

By: 
E. Stewart Shea, III
Trustee

Exhibit 1

Financial Statements

REPORT

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

DECEMBER 31, 2004 AND 2003

REPORT

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS



Castaing Hussey & Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

Robin G. Freyou, CPA
Shalee M. Landry, CPA
Danielle R. Moreau, CPA

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the
IBERIABANK Corporation Profit Sharing Plan and Trust
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Profit Sharing Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Profit Sharing Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
June 1, 2005

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

Exhibit A

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS — DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Participant-Directed Investments (Note 3)	$ 13,594,737	$ 11,462,523
Participant Loans	456,083	377,301
Receivables:		
Accrued Interest and Dividends	44,190	29,484
TOTAL ASSETS	14,095,010	11,869,308
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 14,095,010	$ 11,869,308

The accompanying notes are an integral part of these financial statements.

Exhibit B

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS		
Additions to net assets attributed to:		
Investment Income:		
Net appreciation in fair value of investments (Note 3)	$ 1,047,916	$ 2,554,706
Interest	112,101	89,255
Dividends	235,750	140,385
Total Investment Income	1,395,767	2,784,346
Contributions:		
Participant	1,169,806	927,217
Rollover	288,002	279,935
Total Contributions	1,457,808	1,207,152
TOTAL ADDITIONS	2,853,575	3,991,498
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	626,163	656,734
Administrative Expenses	1,710	-
TOTAL DEDUCTIONS	627,873	656,734
NET INCREASE DURING YEAR	2,225,702	3,334,764
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of Year	11,869,308	8,534,544
End of Year	$ 14,095,010	$ 11,869,308

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

NOTE 1 - PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan established in 1982. Participants are allowed to direct the investment of all of their account balance into various investment options offered by the plan. All employees of participating employers are eligible to participate in the plan on the first day of the month following their date of employment provided they are age 18 or older. Any entity, whether an affiliate or subsidiary of IBERIABANK Corporation or not, may adopt this Plan and become a participating employer. The participating employers are IBERIABANK, Finesco, LLC, Iberia Financial Services, LLC, and IBERIABANK Insurance Services, LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. As amended this plan year, participants may contribute up to 20 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain limitations.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution, and (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

NOTE 1 - PLAN DESCRIPTION (Continued):

Investment Options. As of December 31, 2004, a participant may direct all or a portion of their vested account balance in any of the following eight investment options:

Merrill Lynch Retirement Preservation Trust. Funds are invested in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in high-quality money-market securities.

Merrill Lynch US Government Mortgage Fund. Funds are invested in Class A shares of a registered investment company that invests in U.S. Government and Government agency securities, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage backed government securities.

Merrill Lynch Basic Value Fund. Funds are invested in Class A shares of a registered investment company that invests in securities, primarily equities, that management of the fund believes are undervalued and therefore represent basic investment value.

Merrill Lynch Global Allocation Fund. Funds are invested in Class A shares of a registered investment company that invests in U.S. and foreign equity, debt and money market securities.

John Hancock Small Cap Growth Fund. Funds are invested in Class A shares of a registered investment company that invests in small-capitalization companies. Managers of the fund use fundamental financial analysis to identify rapidly growing companies.

Alliance Bernstein Large Cap Growth Fund. Funds are invested in Class A shares of a registered investment company that invests in common stock of large U.S. companies. The Fund focuses on a relatively small number of intensively researched companies.

Merrill Lynch Global Value Fund. Funds are invested in Class A shares of a registered investment company that invests in foreign and domestic equity securities focusing on investments in common stock that appear to be undervalued.

IBERIABANK Corporation Stock. Funds are invested in common stock of IBERIABANK Corporation.

Effective April 14, 2003, Merrill Lynch mutual funds with Class D shares were redesignated to Class A shares.

The ability of any of the issuers of the securities held by these accounts to meet their obligations may be affected by economic developments in a specific industry, region, state or country.

Participants may change their investment options daily, except for company stock, which can only be traded on specified days within a quarter. At certain times, funds will be held temporarily in money market deposit accounts pending allocation into the various funds as directed by the participants.

NOTE 1 - PLAN DESCRIPTION (Continued):

Participant Loans. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or over a reasonable period for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits. On termination of service due to death, disability, retirement or termination of employment, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants hired prior to April 1, 1997 may elect to receive a lump-sum distribution or annual installments as indicated in the plan document.

Forfeited Accounts. Forfeited nonvested amounts totaled $42 and $728 at December 31, 2004 and 2003, respectively. These amounts will be allocated to eligible participants' accounts based on each participant's compensation to the total participants' compensation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting - These financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition - Investments are stated at fair market value, using quoted market prices. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administration – Certain administration costs are paid by the participating employers.

Payment of Benefits - Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment options in any combination of selected funds with registered investment companies. These funds are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these funds, it is at least reasonably possible that changes in the values of funds will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

**IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST**

NOTE 3 - PARTICIPANT-DIRECTED INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2004	2003
Merrill Lynch Retirement Preservation Trust 2,594,003 and 2,407,059 shares, respectively	$ 2,594,003	$ 2,407,059
Merrill Lynch Basic Value Fund 47,040.672 and 39,526.765 shares, respectively	1,491,189	1,203,985
Merrill Lynch Global Allocation Fund 44,446.595 and 39,804.827 shares, respectively	732,035	550,968
IBERIABANK Corporation 110,374.336 and 105,009 shares, respectively	7,324,441	6,195,563

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,047,916 as follows:

Common Stock	$ 812,356
Mutual Funds	235,560
Total	$ 1,047,916

NOTE 4 - ALLOCATED AMOUNTS:

At December 31, 2004, there were no amounts allocable to participants who had elected to withdraw from the plan.

NOTE 5 - TAX STATUS:

The Plan obtained its latest determination letter on March 11,1997, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 6 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 7 – RELATED PARTY TRANSACTIONS:

IBERIABANK Insurance Services, a subsidiary of IBERIABANK, is the designated agent of record on certain insurance contracts including the fidelity bond coverage for all pension and welfare plans. The premium paid by IBERIABANK Corporation to IBERIABANK Insurance Services amounted to $8,489 for a three-year policy period beginning in 2003 and was based on customary and reasonable rates.

IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

SUPPLEMENTARY SCHEDULE

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) **DECEMBER 31, 2004**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Notes Receivable, ranging from interest rates of 5.00% to 10.50% and maturities of one to thirty years	- 0 -	$ 456,083
	Merrill Lynch	Retirement Preservation Trust		2,594,003
	Merrill Lynch	US Government Mortgage Fund, .0710 Class B Shares		3
	Merrill Lynch	US Government Mortgage Fund, 30,415.637 Class A Shares		312,369
	Merrill Lynch	Basic Value Fund, 47,040.672 Class A Shares		1,491,189
	Merrill Lynch	Global Allocation Fund, 44,446.595 Class A Shares		732,035
	Merrill Lynch	Global Value Fund 13,808.239 Class A Shares		175,779
	Alliance Bernstein	Large Cap Growth Fund 28,225.586 Class A Shares		514,835
	John Hancock Funds	Small Cap Growth Fund 44,918.508 Class A Shares		450,083
*	IBERIABANK Corporation	110,374.336 Shares Common Stock		7,324,441
	Totals			$ 14,050,820

* Denotes party-in-interest

Exhibit 2

Consent of Independent Registered Public Accounting Firm



Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Robin G. Freyou, CPA
Dawn K. Gonsoulin, CPA
Shalee M. Landry, CPA
Danielle R. Moreau, CPA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Form 11-K of our report dated June 1, 2005 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statement on Form S-8 (File No. 333-79811).

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
June 27, 2005

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com